Applied Minerals, Inc.

55 Washington Street

Brooklyn, New York 10012

July 23, 2018

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Applied Minerals, Inc.

Commission file number: 000-31380

Gentlemen:

Applied Minerals, Inc. (“Company”) has today filed a registration statement for the resale of common stock issued by the Company and issuable on the resale of common stock issuable on the exercise of outstanding warrants to purchase common stock.

Pursuant to Rule 429, the prospectus contained in this registration statement is a combined prospectus relating to this registration statement and also to Registration Statements No. 333-213752, 333-202139, and 333-205179, which are registration statements on Form S-1, and Registration Statement No. 333-179139, which is a registration statement filed on Form S-3 and amended on Form S-1, in each case relating to the resale of shares of common stock of Applied Minerals, Inc.

Applied Minerals, Inc.

By: /s/ William Gleeson

   William Gleeson

   General Counsel